FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 8, 2007

Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

10 West Fifth Street Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: August 8, 2007	By:	/s/ Kenneth Hsiang
	Name:	Kenneth Hsiang
	Title:	Chief Financial Officer

ASE TEST LIMITED	August 3, 2007

FOR IMMEDIATE RELEASE

Ken Hsiang, Chief Financial Officer
Tel: +1.510.687.2475                                          email: ken_hsiang@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited Second Quarter Results for the Period Ended June 30, 2007

Taipei, Taiwan, August 3,2007 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101) (“We” or “the Company”), one of the world’s largest independent providers of semiconductor testing services, today announced its second quarter (2Q07) diluted earnings of $0.03 per share, compared with diluted earnings of $0.53 per share in the second quarter of 2006 (2Q06) and diluted earnings of $0.12 per share in the first quarter of 2007 (1Q07) under generally accepted accounting principles in the Republic of China (ROC GAAP1.    The Company’s second quarter net income totaled $2.8 million, compared with a net income of $53.2 million in 2Q06 and net income of $12.5 million in 1Q07 under ROC GAAP.

Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported its 2Q07 diluted earnings of $0.16 per share, compared with diluted earnings of $0.36 per share in 2Q06 and diluted earnings of $0.09 per share in 1Q07. Under US GAAP, the Company’s second quarter net income totaled $16.7 million, compared with a net income of $36.7 million in 2Q06 and net income of $9.7 million in 1Q07.

RESULTS OF OPERATIONS

Revenues
Net revenues for 2Q07 totaled $115.0 million.  This amount is down 20% from $143.9 million in 2Q06 and up 18% from $97.2 million in 1Q07.  As a percentage of the Company’s net revenues, testing revenues accounted for 76% and IC packaging revenues accounted for 24%. In 1Q07, net revenues from testing and IC packaging operations were 75% and 25%, respectively.

The Company’s top ten customers in 2Q07 included (in alphabetical order) Altera Corporation, ATI Technologies, Atmel, Cambridge Silicon Radio, IEE, Infineon Technologies AG, Lattice Semiconductor, Legerity, Qualcomm, and VIA Technologies. Net revenues from the Company’s top ten and top five customers accounted for 59% and 40% of net revenues, respectively.  Only one customer accounted for more than 10% of net revenues in 2Q07. Net revenues from integrated device manufacturers (IDM’s)

________________________
1 Unless otherwise stated, all financial information presented in this press release is unaudited, consolidated, prepared in accordance with ROC GAAP and denominated in US dollars.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

represented approximately 19% of net revenues in 2Q07.

The following is the Company’s estimated end-market composition of net revenues:

	2Q06	1Q07	2Q07
Communications	44%	53%	56%
Computers	30%	19%	21%
Consumer	23%	24%	22%
Industrial	2%	3%	0%
Other	1%	1%	1%

Expenses
The Company’s cost of revenues in 2Q07 totaled $78.1 million, down 10% from $87.2 million in 2Q06 and up 5% from $74.3 million in 1Q07.  Depreciation, amortization and rental expenses totaled $34.4 million, representing 30% of net revenues in 2Q07, compared with $39.6 million, or 28% of net revenues, in 2Q06 and $35.2 million, or 36% of net revenues, in 1Q07.  As compared with 2Q06, the decrease in depreciation, amortization and rental expenses was primarily attributable to certain machinery and equipment completing their operating lease terms.

The Company’s gross margin for 2Q07 was 32%, down from 39% in 2Q06 and up from 24% in 1Q07.  As compared to 2Q06, the gross margin decrease was primarily due to lower testing volumes.  Compared with 1Q07, the gross margin increase was primarily attributable to increased testing volumes and a slight increase in average selling prices (ASP).  ASP increase was due to a shift in product mix towards more complicated devices. Gross margin for IC testing was 36%, compared with 45% in 2Q06 and 26% in 1Q07.  Gross margin for IC packaging was 19% in 2Q07, compared with 17% in 2Q06 and 16% in 1Q07.

The Company’s operating expenses (R&D and SG&A expenses) in 2Q07 totaled $23.0 million, up 46% from 2Q06 and up 69% from 1Q07. Operating expenses were 20% of net revenues in 2Q07, up from 11% in the 2Q06 and up from 14% in 1Q07. As compared to 1Q07, the increase in operating expenses was primarily attributable to the ROC GAAP practice of recognizing the annual employee cash bonuses and compensation for the board of directors after approval from ASE Test, Inc.’s annual general meeting in 2Q07.  During 2Q07, employee cash bonuses and board of director compensation totaled $8.6 million.  Without the inclusion of the annual employee cash bonuses and board of director compensation, 2Q07 operating expenses would have totaled $14.4 million, down 9% from 2Q06 and up 6% from 1Q07.   Operating margin for the quarter was 12%, down from 28% in 2Q06 and down from 10% in 1Q07.

The Company’s net non-operating income totaled $3.2 million in 2Q07, compared with net non-operating income of $24.5 million in 2Q06 and net non-operating income of $5.1 million in 1Q07.  The Company’s non-operating income is primarily composed of investment income from ASE Korea, net interest expense, and the results of our foreign exchange and other non-operational gains/losses.  Investment income from our ownership interest in ASE Korea totaled $3.0 million in 2Q07, down from $4.8 million in 2Q06 and $4.4 million in 1Q07.  Net interest expense totaled $0.7 million in 2Q07, down from $2.6 million in 2Q06 and down from $0.8 million in 1Q07.  Finally, foreign exchange and other non-operational gains totaled $1.0 million in 2Q07, down from a gain of $22.3 million in 2Q06 and down from a gain of $1.5 million in 1Q07. As compared with 2Q06, the decrease in non-operating income was mainly due to the recognition of income from the final settlement of fire insurance that was recorded in Q206.

During the quarter, the Company recognized a net income tax expense of $14.3 million, compared with a net income tax expense of $1.8 million in 1Q07.  The sequential increase of the income tax expense was primarily due the ROC GAAP practice of recognizing undistributed earnings tax after the approval of any such distribution within the ASE Test, Inc.’s annual general meeting.  During 2Q07, the Company recognized $8.8 million of undistributed earnings tax related to the year ended 2006.

At the end of 2Q07, the Company had total headcount of 5,212.  This is down from 5,242 at the end of 1Q07.

Earnings
Net income in 2Q07 was $2.8 million, compared with net income of $53.2 million in 2Q06 and net income of $12.6 million in 1Q07.  Diluted earnings per share were $0.03, compared with diluted earnings per share of $0.53 in 2Q06 and diluted earnings per share of $0.12 in 1Q07.

US GAAP Adjustment
For 2Q07, the ROC GAAP to US GAAP net income reconciliation totaled $13.8 million and has 4 primary components:
1.	Cash bonuses – $8.3 million positive adjustment to net income,
2.	Undistributed earnings tax - $8.4 million positive adjustment to net income
3.	Stock options – $2.5 million negative adjustment to net income related to stock option compensation,
4.	Other adjustments - $0.4 million negative adjustment related to other items.

BUSINESS REVIEW

Testing Business
The Company’s testing revenues for 2Q07 were $86.8 million, down 25% from 2Q06 and up 18% from 1Q07.  The testing revenue breakdown by type of testing service is shown in the table below:

Testing Service	2Q06	1Q07	2Q07
Final Test	64%	65%	62%
Wafer Sort	28%	27%	31%
Engineering Test	8%	8%	7%
Total Test	100%	100%	100%

Gross margin for the testing operations during 2Q07 was 36%, down from 45% in 2Q06 and up from 26% in 1Q07.  As compared to 2Q06, the decrease in gross margin was primarily due to lower testing volumes.  As compared to 1Q07, the increase in gross margin was primarily due to an increase in testing volume and a slight increase in ASP.  This ASP increase was primarily a result of a shift in product mix towards testing more complicated devices.

The Company spent $10.6 million on testing equipment in 2Q07.  A total of 50 testers were added through purchase, lease and/or consignment, and 32 testers were disposed of.  At the end of the period, the Company had a total of 777 testers, of which 286 testers were either leased or consigned.

IC Packaging Business
IC packaging revenues for the quarter were $28.2 million, up 2% from 2Q06 and up 18% from 1Q07.  IC packaging revenue breakdown by package type is as follows:

Package Type	2Q06	1Q07	2Q07
Substrate & Advanced Leadframe Packages	83%	83%	88%
Traditional Leadframe Packages	17%	17%	12%
Total Package	100%	100%	100%

Gross margin for packaging in 2Q07 was 19%, up from 17% in 2Q06 and up from 16% in 1Q07.  The gross margin increase was primarily the result of a shift in product mix towards more advanced packages.  The Company spent $1.1 million on packaging equipment in 2Q07.  We ended the quarter with 402 wirebonders, which represents an increase of 20 wirebonders from 1Q07.

LIQUIDITY AND BALANCE SHEET
At the end of the quarter, the Company had $219.4 million in cash and current financial assets, an increase of $9.5 million compared with 1Q07.  The Company had $75.6 million in accounts receivable, which was an increase of $13.9 million compared with 1Q07.  This increase was primarily related to a similar increase in net sales. Total unused credit lines amounted to $170.8 million.  Within the Company’s non-current financial assets, the Company is continuing to hold 180.1 million shares of its parent company, ASE Inc (2311.TW), recorded at $246.2 million.  Total debt was $104.6 million, comprised of $22.0 million of current portion of long-term debt, and $82.6 million of long-term debt.  Total debt decreased by $11.3 million during the quarter. The Company’s debt maturity schedule, as of the end of 2Q07, was as follows:

Amount ($ million)
Within the first year	22.0
During the second year	34.6
During the third year	32.4
During the fourth year	15.6
During the fifth year and thereafter	0.0

EBITDA2 for 2Q07 totaled $44.8 million, as compared to $41.2 million in 1Q07.

________________
2 EBITDA for any period consists of profit from operating activities before extraordinary gains (including the fire insurance settlement) and expenditures plus depreciation expenses.  EBITDA is not a standard measure under ROC GAAP or US GAAP.  EBITDA is a widely used financial indicator of a company’s ability to service and incur debt.  EBITDA should not be considered in isolation or construed as an alternative to cash flows, net income or any other measure of performance or as an indicator or our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities.  EBITDA does not account for taxes, interest expense or other non-operating cash expenses.  In evaluating EBITDA, we believe that investors should consider, among other things, the components of EBITDA such as turnover and operating expenses and the amount by which EBITDA exceeds capital expenditures and other changes.  We have included EBITDA because we believe it is a useful supplement to cash flow data as a measure of our performance and our ability to generate cash flow from operations to cover debt service and taxes.  EBITDA presented herein may not be comparable to similarly titled measures presented by other companies.  Investors should not compare our EBITDA to EBITDA presented by other companies because not all companies use the same definition.

CASHFLOW AND CAPITAL EXPENDITURES
As of the end of 2Q07, the Company’s year-to-date operating cashflow was $73.6 million as compared to operating cashflow of $115.7 million during the year-to-date period ended 2Q06. Operating cashflow decreased primarily due to lower net income offset by the cash adjustment for gain on fire damage.  During 2Q07, working capital increased for the Company as a result of having a higher accounts receivable balance related to higher revenues and the 2006 income tax payment.

In 2Q07, total capital expenditures totaled $12.5 million, of which, $10.6 million was spent on test equipment, and $1.1 million on IC packaging equipment.

BUSINESS OUTLOOK
For the third quarter, most of our customers continue to provide us with fairly bullish forecasts for their products.  We believe that our customer base will continue to provide us good demand for the Company’s testing services.  Given positive loading patterns, we also believe that the stable ASP environment will continue through the coming quarter.  However, we cannot be absolutely certain of the overall impact of the current macro environment on our customers’ abilities to sell through their products. At this time, we prefer to be reasonably cautious in our guidance; for the third quarter, we believe that total Company revenues will grow by about 8-10% sequentially.

The second and third quarters have historically been the quarters in which we have spent the most for capital equipment. We expect that our capital expenditures should peak in the third quarter at about $30 - $35 million.  However, if business conditions warrant, we may choose to accelerate or delay some capital investment.

ASE Test Limited will conduct a conference call on August 3, 2007 at 5:00 p.m. eastern time. The call can be accessed by visiting the investor relations page of our website http://www.asetest.com. A replay of the conference call can be accessed through our website and will be available for six months.

About ASE Test Limited
ASE Test Limited is one of the world’s largest independent providers of semiconductor testing services.  ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services.  ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 25, 2007

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the three months ended			For the period ended
	Jun. 30, 2006	Mar. 31, 2007	Jun. 30, 2007	Jun. 30, 2006	Jun. 30, 2007
ROC GAAP:
Net revenues	143,873	97,253	114,988	271,203	212,241
Cost of revenues	87,214	74,334	78,099	167,590	152,433
Gross profit	56,659	22,919	36,889	103,613	59,808
Operating expense
R&D	5,253	5,102	4,311	10,391	9,413
SG&A	10,502	8,499	18,732	20,527	27,231
Subtotal	15,755	13,601	23,043	30,918	36,644
Operating income	40,904	9,318	13,846	72,695	23,164

Non-operating expense (income)
Interest income	(836)	(744)	(811)	(1,453)	(1,555)
Interest expense	3,448	1,516	1,541	6,904	3,057
Investment income	(4,795)	(4,386)	(2,998)	(7,714)	(7,384)
Others	(22,274)	(1,438)	(958)	(19,572)	(2,396)
Subtotal	(24,457)	(5,052)	(3,226)	(21,835)	(8,278)
Income before tax	65,361	14,370	17,072	94,530	31,442
Income tax expense(benefit)	12,159	1,827	14,241	14,388	16,068
Net income (ROC GAAP)	53,202	12,543	2,831	80,142	15,374
Net income (US GAAP)	36,722	9,660	16,656	56,852	26,316

Diluted EPS (ROC GAAP)	0.53	0.12	0.03	0.80	0.15
Diluted EPS (US GAAP)	0.36	0.09	0.16	0.57	0.26

Margin Analysis:
Gross margin	39.4%	23.6%	32.1%	38.2%	28.2%
Operating margin	28.4%	9.6%	12.0%	26.8%	10.9%
Net margin (ROC GAAP)	37.0%	12.9%	2.5%	29.6%	7.2%
Net margin (US GAAP)	25.5%	9.9%	14.5%	21.0%	12.4%

Additional Data:
Testing revenues	116,361	73,418	86,841	222,793	160,259
IC packaging revenues	27,512	23,835	28,147	48,410	51,982

Shares outstanding (in thousands)	100,073	100,178	100,340	100,066	100,259
Shares used in diluted EPS calculation(ROC GAAP) (in thousands)	100,944	101,854	102,667	100,319	102,278
Shares used in diluted EPS calculation(US GAAP) (in thousands)	100,893	101,781	102,597	100,220	102,207

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the six Months Ended June. 30, 2006	For the six Months Ended June. 30, 2007
Cash Flows From Operating Activities
Net income	80,142	15,374
Adjustments
Depreciation and amortization	60,992	58,844
Gain on fire damage settlement	(33,747)	-
Loss on idle assets	5,463	541
Investment income under equity method	(7,714)	(7,384)
Allowance for obsolescence	3,815	1,283
Deferred income taxes	8,494	15,331
Other	487	(1,161)
Changes in operating assets and liabilities	(2,223)	(9,191)
Net Cash Provided by Operating Activities	115,709	73,637

Cash Flows From Investing Activities
Acquisition of properties	(38,076)	(19,771)
Proceeds from sale of properties	10,564	3,459
Increase in financial assets and liability –current	(46,548)	(23,391)
Increase in other assets	(6,639)	(902)
Net Cash Used in Investing Activities	(80,699)	(40,605)

Cash Flows From Financing Activities
Proceeds from issuance of ordinary shares	225	4,492
(Decrease) Increase in collection of sold accounts receivable	7,114	(3,642)
(Decrease) Increase in Guarantee deposits received	2,497	(2,500)
Increase in short-term borrowings	25,179	-
Repayments of long-term debts	(80,856)	(15,309)
Net Cash Used in Financing Activities	(45,841)	(16,959)

Effect of exchange of rate changes on cash and cash equivalent	4,361	36

Net Increase (decrease) in Cash and Cash Equivalents	(6,470)	16,109
Cash and Cash Equivalents, Beginning of Period	138,211	89,715
Cash and Cash Equivalents, End of Period	131,741	105,824

Interest paid	6,969	3,053
Income tax paid	1,269	8,637

Cash paid for acquisitions of properties
Purchase price	53,436	19,249
Decrease in payable	(8,583)	588
Increase in capital lease obligation	(6,777)	(66)
	38,076	19,771

ASE Test Limited
Consolidated Balance Sheet
 (US$ thousands)
(unaudited)

	Mar. 31, 2007	Jun. 30, 2007
Cash	119,671	105,824
Financial assets –current	90,244	113,612
Accounts receivable, net	61,709	75,612
Inventories, net	15,508	11,973
Other	30,815	27,540
Total current assets	317,947	334,561

Financial assets –noncurrent	295,036	330,610
Fixed assets, net	363,452	350,443
Intangible assets	22,838	22,830
Other	49,872	42,327
Total assets	1,049,145	1,080,771

Accounts payable	14,722	12,169
Payable for fixed assets	6,355	7,465
Current portion of long-term debt	31,339	21,984
Other current liabilities	41,304	39,543
Total current liabilities	93,720	81,161

Long-term debt	84,576	82,665
Other liabilities	10,170	11,548
Total liabilities	188,466	175,374
Shareholders’ equity	860,679	905,397
Total liabilities & shareholders’ equity	1,049,145	1,080,771

ASE TEST LIMITED	August 8, 2007

FOR IMMEDIATE RELEASE

Contact:
Ken Hsiang, Chief Financial Officer
US Tel: +1-510-687-2475email:                ken_hsiang@aseglobal.com

ASE TEST LIMITED ANNOUNCES JULY 2007 REVENUES

TAIPEI, TAIWAN, R.O.C   AUGUST 8, 2007  – ASE Test Limited (NASDAQ: ASTSF) today announces that its unaudited consolidated July 2007 net revenues were US$40.5 million.  Compared to prior periods, the July figure represents an increase of 2.9 % sequentially and a decrease of 14.2 % year-over-year.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

	July	June	July	Sequential	YoY
(US$000)	2007	2007	2006	Change	Change
Net Revenues	40,464	39,336	47,153	+2.9%	-14.2%

Safe Harbor Notice:
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report.  We were not involved in the preparation of these projections.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China, or the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 25, 2007.